FOR IMMEDIATE RELEASE	FOR	Interpool, Inc.

CONTACT:	James F. Walsh (609) 452-8900 www.interpool.com

INTERPOOL SELLS EQUITY INTEREST IN CONTAINER APPLICATIONS
INTERNATIONAL

PRINCETON, NJ, October 5, 2006 — Interpool, Inc. (NYSE: IPX) announced that it has sold its 50% common equity interest in Container Applications International, Inc. (CAI) for a total price of $77.5 million, consisting of $40.0 million in cash and a four-year note in the amount of $37.5 million. The equity interest, which Interpool originally acquired in 1998 for a purchase price of $12.5 million, was repurchased from Interpool by CAI effective October 1, 2006.

Interpool expects to record a gain related to the sale of its interest in CAI in the fourth quarter of 2006. The amount of this gain is dependent upon CAI’s results for the three months ended September 30, 2006, but is estimated to be approximately $24.0 million after taxes, subject to final accounting review. When this gain is combined with Interpool’s portion of CAI’s net income from 1998 through September 30, 2006, the result is an aggregate after tax return of approximately $39.0 million above Interpool’s original investment in CAI of $12.5 million.

Interpool and CAI have also entered into a new long-term Management Agreement under which Interpool will continue to have the option, under certain circumstances, to use CAI as manager for shipping containers in Interpool’s fleet that have been returned by a customer following termination of a long-term lease in return for payment of a management fee to CAI. Under the new Management Agreement, Interpool will also have the right to sell groups of containers to investors and to use CAI as submanager of these containers.

Martin Tuchman, Interpool’s Chairman and Chief Executive Officer, commented, “We believe this is an excellent time to sell our equity stake in CAI and monetize a significant gain over our original investment. With the sale of most of our older operating lease container fleet last March, and an expansion of our internal container operations capabilities, our reliance upon CAI to manage containers coming off long-term lease became far less significant today than it was a few years ago. Although we no longer have an equity stake in CAI, our new Management Agreement will enable us to continue to enjoy the strategic benefits of our close relationship with CAI at the operating level by utilizing their infrastructure as a back-up manager for short-term units to the extent we choose to do so.”

Mr. Tuchman added, “We remain committed to growing our container leasing business and serving the needs of our customers, with whom we have excellent relationships. Currently, our container business consists of an operating lease fleet of approximately $120.0 million and approximately $300.0 million in direct financing leases.”

The new $37.5 million CAI note held by Interpool will mature in October 2010, and bears interest at a rate of 7.87%, increasing by 1.0% every six months, with no cap, until the note is paid in full. Furthermore, Interpool has the right to convert the note into shares of CAI’s common stock, and to representation on CAI’s Board of Directors, if the note remains outstanding after two years, or earlier if it is not fully repaid in connection with any initial public offering by CAI. The note is subordinated to CAI’s senior debt.

Effective October 1, 2006, CAI’s assets and liabilities, including its debt which amounted to $56.0 million at June 30, 2006, and its results of operations will no longer be included in Interpool’s consolidated financial statements.

CAI has also repaid the $3.0 million remaining balance of a subordinated loan made by Interpool during 1998.

Interpool is one of the world’s leading suppliers of equipment and services to the transportation industry. The company is the world’s largest lessor of intermodal container chassis and a world-leading lessor of cargo containers used in international trade.

This Press Release contains certain forward-looking statements regarding future circumstances. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described in the company’s SEC filings. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.

Note: This press release and other press releases and information can be viewed at the Company’s website at www.interpool.com.